September 15, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kamyar Daneshvar

Re:	Wisdom Homes of America, Inc.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
File No. 000-51225

Dear Mr. Daneshvar:

On behalf of Wisdom Homes of America, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated September 9, 2015, regarding the above-listed Preliminary Information Statement on Schedule 14C for the Company. We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

General

1. We note your response to comment no. 1 in our letter dated September 3, 2015 and your statement that “[a]ll parties work for the issuer and are very familiar with its operations.” However, notwithstanding the foregoing, your response failed to describe the sequence of events through which the consents of these shareholders were obtained and did not provide an analysis as to whether such activities constitute a solicitation as defined in Exchange Act Rule 14a-1(1). In this regard we note that a preexisting business or personal relationship with management or the issuer is not alone sufficient grounds to conclude that a general solicitation has not occurred. Accordingly, we reissue prior comment no. 1 and ask specifically that you tell us the sequence of events through which the consents of these shareholders were obtained, including who initially inquired about the voting intentions of the shareholders that consented to these actions and who first initiated the proposals to increase the number of authorized shares and undertake a reverse split. Please also identify by name the shareholders that provided written consent, other than the two named directors, and describe the shareholders’ respective relationships to Wisdom Homes of America, Inc. in materially complete detail, including when such shareholders obtained equity in the company and when such relationships began. Note that to the extent the persons identified by you are not officers, directors or otherwise affiliates of the company, it appears you may have engaged in a solicitation and you should file a preliminary proxy statement on Schedule 14A.

Kamyar Daneshvar

United States Securities and Exchange Commission

September 15, 2015

Jim Pakulis, in his capacity as the single largest shareholder of the Company, determined that there was a necessity to increase the authorized common stock in order for the Company to satisfy its contractual obligations to third party note holders. The information necessary to make this determination is publicly available in the Company’s SEC filings. Mr. Pakulis further determined that it would be beneficial to approve a reverse split of the Company’s common stock, but to defer the effectiveness of the reverse split until a time determined to be in the best interest of the Company by its Board of Directors. Mr. Pakulis approached Munjit Johal, Brian A. Lebrecht, Sabas Carrillo, Brent Nelms, and Ean Kremer, each in their capacity as shareholders (or, in the case of Brian A. Lebrecht, as the escrow agent) to ask if they would support the corporate actions he was contemplating. After learning that they would support these corporate actions, Mr. Pakulis contacted the Company’s legal counsel and informed counsel of the desired action by the group of shareholders, and counsel informed him that a record date would have to be set, and that because of logistics that it would need to be a few days in the future.

The relationship of each shareholder who executed the majority written consent, and the number of shares voted by each, is as follows:

James Pakulis	President and CEO, Director	26,817,290 shares	33.3%
Munjit Johal	Secretary, Treasurer, Director	20,000 shares	<1%
Brent Nelms	Employee, President of subsidiary. Has been employed by the Company since March 2014.	5,550,000 shares. 550,000 of the shares were issued March 5, 2015, and 5 million of the shares were issued May 11, 2015.	6.9%
Ean Kremer	Former employee, now independent contractor working for the Company. Has been employed by the Company since November 2012.	2,000,000 shares, issued May 18, 2015.	2.5%
Brian A. Lebrecht	Escrow agent with voting rights. Has been legal counsel for over 5 years, and escrow agent since March 26, 2014.	5,000,000 shares, issued on or about March 26, 2014.	6.2%
Sabas Carrillo	Independent contractor accountant for the Company. Has been the accountant for over 5 years.	1,231,615 shares. 581,615 of the shares were issued March 5, 2015, and 650,000 of the shares were issued May 8, 2015.	1.5%
Total		40,568,905	50.4%

Kamyar Daneshvar

United States Securities and Exchange Commission

September 15, 2015

2. Please explain why the number of shares held by Mr. Pakulis as reflected in the beneficial ownership table on page 9 decreased between the initial filing of the information statement and amendment no. 1 to the information statement given that the information in the table remained as of August 25, 2015 in both filings.

The initial filing was done on August 21, 2015, and the record date was August 25, 2015. The number of shares reflected on the August 21, 2015 filing was an error. On the business day after August 25, 2015, a shareholder list was obtained, and the correct information was filed in the revised information statement.

3. The beneficial ownership table on page 9 indicates that Mr. Pakulis and Mr. Johal own 26,837,290 shares, representing 33.3% of the total common stock outstanding. You indicate on page 4 that the consenting stockholders own in the aggregate approximately 50.4% of the outstanding voting stock. Based on your response to comment no. 1 in our letter dated September 3, 2015, six “shareholders executed the majority written consent as of August 25, 2015.” As two directors account for 33.3% of the 50.4% of outstanding voting stock, 17.1% presumably is held by and among four other shareholders. Please tell us the percentage of votes held by each of the six consenting shareholders other than the two directors and identify each by name.

See the response to comment number 1, above.

4. Please make the requested Tandy representations in your response to us, which should be filed as correspondence via Edgar. Please be advised that the Tandy representations must come directly from the company, not from your counsel on behalf of the company.

See attached.

Very truly yours,

/s/ Brian A. Lebrecht
Brian A. Lebrecht

September 15, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kamyar Daneshvar

Re:	Wisdom Homes of America, Inc.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
File No. 000-51225

Dear Mr. Daneshvar:

Wisdom Homes of America, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on or about September 15, 2015:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ James Pakulis
James Pakulis
President